Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

VIA EDGAR                                                                                    December 14, 2009

Re:                             Western Asset Mortgage Defined Opportunity Fund Inc.

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Filing Desk

Dear Sir or Madam:

On behalf of Western Asset Mortgage Defined Opportunity Fund Inc. (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Notification of Registration on Form N-8A under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s Registration Statement on Form N-2 under the 1940 Act.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc:                                William J. Renahan